Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

December 4, 2009

Jessica Plowgian Attorney-Advisor Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	ChinaNet Online Holdings, Inc. Form S-1/A Filed November 12, 2009 File No. 333-162038

Dear Ms. Plowgian:

           We are in receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 19, 2009.  As agreed in my telephone conversation with you and Paul Fischer on November 24, 2009, at this time we are submitting only our response to the comment raised in the letter, and will, once we have a resolution to the comment, file Amendment No. 2 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Company at its request.  To facilitate your review, we have set forth in this letter the Staff’s comment with the Company's corresponding response below.

General

1.
We note your response to comment one from our letter dated October 19, 2009.  We have considered your response and are unable to concur with your conclusion.  We note your statement that only six selling stockholders are registered broker-dealers.  However, we also note the disclosure on page 71 which indicates that 15 of the selling stockholders are registered broker-dealers or affiliates of broker-dealers.  Please explain this discrepancy.  We further note that five of your selling stockholders are selling more than 10% of the outstanding shares held by non-affiliates, and that the shares you are registering represent 167.2% of your public float.

As a result, it appears that this registration statement is an indirect primary offering where the company is attempting to distribute a significant number of shares into the market through affiliated parties.  If you disagree, please us with additional legal analysis as to why the sale of shares by selling shareholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer.

Los Angeles    New York    Chicago    Nashville    www.loeb.com

A limited liability partnership including professional corporations

Jessica Plowgian Securities and Exchange Commission December 4, 2009 Page 2

As discussed with the Staff on November 24, 2009, and as stated in the Staff’s comment, it appears that the Staff is primarily concerned that certain of the selling stockholders could be deemed to be affiliated parties of the Company and that the Company is attempting to distribute securities into the market through these affiliated parties.  In our prior response we analyzed whether any of the selling stockholders could be deemed an affiliate and concluded that only one selling stockholder is an affiliate, as such term is defined under Rule 405 promulgated under the Securities Act of 1933, as amended.  Although we continue to respectfully disagree with the Staff’s position that this offering by the selling stockholders is an indirect primary offering by the Company through affiliated parties, we believe that we can address the Staff’s concern by excluding certain selling stockholders from the Registration Statement.  We have discussed with the Staff removing from the Registration Statement those selling stockholders who are:

(1) registered broker-dealers or affiliates of broker-dealers;

(2) individuals and entities that were issued shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), in connection with the Company’s share exchange transaction, consummated on June 26, 2009 (the “Share Exchange”); and

(3) individuals and entities who were issued shares of the Common Stock when the Company was a “shell company.”

These three categories of selling stockholders include persons who had relationships with the Company prior to the financing that occurred in August 2009 (the “August Placement”), or who have provided or did provide services to the Company in connection with the Share Exchange and/or the August Placement.  These holders own 3,444,576 of the shares that the Company initially sought to register.  Although we do not believe that such relationships are a basis for concluding that such persons are affiliates, we believe, after discussion with the Staff, that the decision to exclude such persons will be considered favorably in an analysis of whether the sale by the remaining selling stockholders should be regarded as a secondary offering.

As a result of the decision to exclude the shares held by such persons, the Company is now seeking to register 8,363,200 shares of Common Stock (as opposed to the 11,807,776 shares of Common Stock originally sought to be registered), which includes (1) 4,121,600 shares issuable upon conversion of the Series A Preferred Stock, par value $0.001 per share, of the Company, issued in the August Placement, (2) 4,121,600 shares of Common Stock issuable upon exercise of the series A-1 and series A-2 warrants issued in the August Placement; and (3) 120,000 shares of Common Stock issued to the Company’s investor relations firm for current services.

Jessica Plowgian Securities and Exchange Commission December 4, 2009 Page 3

We believe that the legal analysis provided in our prior response letter to the Staff’s Comment 1 still applies in reaching the conclusion that the 8,363,200 shares to be registered for sale are a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i).  Furthermore, the following factors with respect to the selling stockholders who invested in the August Placement should still be considered:

•
None of the investors who received securities in the August Placement is an “affiliate” of the Company, as such term is defined under Rule 405 promulgated under the Securities Act of 1933, as amended.  None of such investors, directly, or indirectly (including through any contractual arrangement), controls, or is controlled by, or is under common control with, the Company, nor did any such investor have a relationship with the Company prior to the August Placement.

•
The securities issued as part of the August Placement were distributed to a large number of investors (almost 40), of whom only four are registering more than five percent (5%) of the total number of securities being registered.

•
The August Placement was structured as a traditional PIPE, with the investors bearing market risk, and not as an equity line of credit.  The investors made customary representations as to their investment intent and agreed to transfer restrictions and legending of certificates and, based upon information obtained from the selling stockholders, do not have an existing short position in the Company's Common Stock.

•
The securities being registered for resale are shares of Common Stock and shares of Common Stock underlying fixed rate convertible preferred stock and fixed exercise price warrants with standard weighted average anti-dilution provisions and adjustments for corporate changes, stock reclassifications and similar events and, therefore, present no risk of “downward spiral” dilution of current shareholders if the Company’s stock price decreases.

Applying the Staff’s past guidance to the facts outlined above, the Company continues to  believe that the relationship between the Company and the selling stockholders and the facts and circumstances of this proposed offering as described above clearly lead to a conclusion that the proposed resale is a valid secondary offering by the selling stockholders listed in the prospectus and that the selling stockholders are not acting as a conduit for an offering of the shares on behalf of the Company or acting underwriters with respect to the securities offered thereby.

Also, please note that the discrepancy between our prior response and Amendment No. 1 to the Form S-1 with respect to the number of persons who are broker-dealers or affiliates of broker-dealers, was an error.  Although we will be excluding such persons in our next amendment to the Registration Statement, we want to confirm for the Staff that the disclosure of the persons who are broker-dealers or affiliates of broker-dealers was correct in Amendment No. 1.

Very truly yours,

/s/ Tahra T. Wright
Partner
Loeb & Loeb LLP